Exhibit 99.1

Yandex Makes Further Purchases of Convertible Notes

Moscow, Amsterdam, August 15, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company and the parent company of one of Europe’s largest internet businesses, announces that it has purchased a further aggregate principal amount of $48,600,000 of its 0.75% Convertible Notes due 2025 (the “Notes”).

On June 23, 2022, Yandex announced that it had purchased and cancelled 92.7% in aggregate principal amount of the Notes, and on June 24, 2022 Yandex purchased and cancelled a further 0.5% in aggregate principal amount of the Notes. As a result of such purchases and cancellations the aggregate principal amount of Notes outstanding was $84,400,000.

In a series of privately negotiated transactions taking place since the beginning of July, Yandex has purchased a further aggregate principal amount of $48,600,000 of its Notes. Of such amount, Notes in an aggregate principal amount of $5,600,000 have been surrendered to the Principal Paying, Transfer and Conversion Agent for cancellation and have been cancelled.  The remaining $43,000,000 in aggregate principal amount of such Notes purchased by Yandex has not been cancelled due to impediments on the ability to cancel such Notes imposed by the European clearing systems.  Such Notes are being held by Yandex, will not be reissued or resold and will be cancelled when it is possible to do so. The remaining aggregate principal amount of Notes that have not been cancelled and which are not owned by Yandex (the “Outstanding Notes”) is $35,800,000 or 2.86% in aggregate principal amount of the Notes originally issued.

Yandex asks holders of the Outstanding Notes to immediately contact Yandex Investor Relations at the email address indicated below to ensure that such noteholders are included in all future discussions in relation to the Notes.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.